

Via E-mail

May 2, 2016

Michael Pollard
Chief Financial Officer
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

> **Re:** **Clayton Williams Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **Response letter dated March 24, 2016**
> **File No. 1-10924**

Dear Mr. Pollard:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Proved Undeveloped Reserves, page 35

Scheduled PUD locations at year-end 2015, page 35

1. Your response to comment 1(i) of our March 21, 2016 teleconference appears to address incurred costs for reserve additions rather than those for development (conversion to proved developed) of proved undeveloped reserves.

   On page 36 of your 2015 10-K, the PUD future conversion schedule is: None in 2016/2017; 2018 - $57.3 million and 4,251 MBOE; 2019 - $71.3 million and 5,430 MBOE; and 2020 - $7.1 million and 515 MBOE. This appears to have a unit conversion cost of $(57.3+71.3+7.1)$ million$/(4.25+5.43+.515)$ MMBOE = $135.7 million/10.2 MMBOE = $13.3/BOE.

Your reported historical costs for PUD conversion are $19.73/BOE on average for the three years 2013-2015 and are $20.59/BOE for 2015. These projected PUD conversion costs do not appear to be supported by incurred cost history.

Please explain the reasons for this lower projected five year unit cost. Given that proved reserves are required to be economically producible "under existing economic conditions", we would expect these conversion costs to reflect the levels you have incurred. If applicable, please address your treatment of Drilled UnCompleted ("DUC") wells, e.g. whether they were included with converted PUDs.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704, with questions regarding engineering comments, Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844, or me at (202) 551-3745, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources